LIBERTY STAR URANIUM & METALS CORP.
3024 E Fort Lowell Road
Tucson, AZ 85716-1572
United States of America

August 31, 2007

VIA COURIER AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:	H. Roger Schwall
Assistant Director

Dear Sirs:

Re:	Liberty Star Uranium & Metals Corp.
Amendment No. 1 to Registration Statement on Form SB-2
Filed August 13, 2007
File No. 333-144021

          Thank you for your letter of August 30, 2007 with respect to Amendment No. 1 of the Form SB-2 filed by Liberty Star Uranium & Metals Corp. (the “Company”) on August 13, 2007. Please find our responses to you comments below.

          As appropriate, we have amended our registration statement in response to these comments. We have provided you with a marked copy of the amendment to expedite your review. We understand that you may have additional comments after reviewing our amendment and responses to your comments.

General

1.           We have amended the disclosure in “Recent Sales of Unregistered Securities” to disclose that the convertible notes were issued on May 11, 2007.

Cover Page

2.           We have amended the disclosure on the Cover Page to correct our disclosure regarding the conversion price. The new disclosure reads as follows:

The Unsecured Convertible Promissory Notes may be converted into shares of our common stock at the lessor of the fixed price of $0.65 per share or a variable price of 85% of the volume weighted average price (VWAP) as quoted by Bloomberg LP for the 10 trading dates prior to the repayment date, but not be less than $0.45 per share.

          If you would like to discuss our responses during your review, please contact our attorneys Bernard Pinsky, at 604.643.3153 or Kari Richardson, at 604.891.7730. We look forward to your response.

Yours truly,

/s/ Liberty Star Uranium & Metals Corp.
LIBERTY STAR URANIUM & METALS CORP.

Encl.

cc:	Clark Wilson LLP attn: K. Richardson (fax) 604.687.6314